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                                                  Filed by Rainforest Cafe, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Rainforest Cafe, Inc.
                                                     Commission File No. 0-27366

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY RAINFOREST CAFE ON APRIL 17, 2000:

COMPANY PRESS RELEASE


                   RAINFOREST CAFE, INC. POSTPONES MERGER VOTE

  - Cites Need to Correct Misinformation Circulated By Dissident Shareholder -

         MINNEAPOLIS, MINNESOTA, April 17, 2000 - Rainforest Cafe, Inc., "A Wild Place to Shop and Eat(R)"(NASDAQ: RAIN - news) announced today that it is postponing until April 28, 2000 the Special Meeting of Shareholders which had been scheduled to be held on Tuesday, April 18, 2000. At the Special Meeting, shareholders will vote on a proposal to approve Rainforest's merger with Landry's Seafood Restaurants, Inc.

         In postponing the Special Meeting, Rainforest cited the fact that a dissident shareholder, The State of Wisconsin Investment Board (SWIB), has circulated misinformation concerning the voting recommendation of Institutional Shareholder Services (ISS). ISS is the nation's leading independent proxy advisory firm, and has recommended a vote in favor of the merger.

         SWIB, in a recent letter to Rainforest shareholders, mischaracterized ISS' recommendation, incorrectly implying that ISS had urged a vote against the merger. Rainforest stated that it believes SWIB's actions have caused confusion and uncertainty and, as a result, it is important that shareholders be furnished with accurate information before they are asked to cast their votes on the merger. By postponing the meeting, Rainforest will have the opportunity to furnish the necessary information to its shareholders and an opportunity to solicit additional proxies.

         The Special Meeting of Shareholders is now scheduled to be held on April 28, 2000, 10:00 a. m. local time, at the Marriott Southwest Hotel, Minnetonka Ballroom E, 5801 Opus Parkway, Minnetonka, MN 55343.

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         Rainforest shareholders with questions are encouraged to call Innisfree
M&A Incorporated, Rainforest's proxy solicitor, at 1-888-750-5834.

         Rainforest Cafe, Inc. develops, owns and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme, providing visitors with "A Wild Place to Shop and Eat(R)". There are currently 38 Rainforest Cafe(R) units open including 28 domestic locations and 10 international units. Rainforest Cafe, Inc. common shares are traded on the NASDAQ National Market under the symbol RAIN.

         This news release (as well as information included in oral statements made or to be made by the Company) may contain forward-looking statements that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from those discussed in any such forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not limited to, those relating to the merger with Landry's Seafood Restaurants, Inc. For more information, review the Company's filings with the Securities and Exchange Commission, specifically the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2000 and the Risk Factors section of the Proxy Statement/Prospectus filed with the SEC on March 14, 2000.

Source:  Rainforest Cafe, Inc.

Contact:
         Rainforest Cafe, Minneapolis
         Kenneth Brimmer
         President
         Ph:  (612) 945-5400
         www.rainforestcafe.com